Filed by Star Bulk Carriers Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Eagle Bulk Shipping Inc.
Commission File No.: 001-33831

Star Bulk and Eagle Bulk Shipping to Combine, Creating a Global Leader in Dry Bulk Shipping

Leading, Diversified and Scrubber-Fitted Fleet of 169 Owned Vessels

Best-in-Class Commercial and Technical Operations and Expanded Global Presence Spanning Europe, Asia and North America

Expect to Realize Meaningful Financial Benefits from Significant Cost and Revenue Synergies

Companies to Host Conference Call Today at 5:30 p.m. ET

ATHENS, GREECE and STAMFORD, CONN – December 11, 2023 – Star Bulk Carriers Corp. (“Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, and Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”), one of the world’s largest owner-operators within the midsize dry bulk vessel segment, today announced that the companies have entered into a definitive agreement to combine in an all-stock merger on a Net Asset Value to Net Asset Value (“NAV”) basis with a pro forma market capitalization of approximately $2.1 billion1.

Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, Eagle shareholders will receive 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned. This represents a total consideration of approximately $52.60 per share, a 17% premium based on Eagle’s closing share price of $44.85 on December 8, 2023. Upon the close of the transaction, Star Bulk and Eagle shareholders will own approximately 71% and 29% of the combined company on a fully diluted basis, respectively.

Petros Pappas, Chief Executive Officer of Star Bulk, commented, “Bringing together Star Bulk and Eagle will create a global leader in dry bulk shipping with a large, diversified, scrubber fitted fleet. Together we will benefit from greater scale with 169 owned vessels, generating meaningful synergies and building an even stronger financial profile. We will leverage both companies’ technical and commercial fleet management capabilities to optimize performance, deliver on our health, safety, and environmental objectives and maximize earnings potential. With a well-capitalized balance sheet, we aim to continue delivering strong cash returns to shareholders while investing in emission reduction technologies as we continue to pursue growth over the long term. We look forward to working with the talented Eagle team to successfully integrate the two companies.”

Gary Vogel, Eagle Chief Executive Officer, said, “We are very excited to be joining forces with Star Bulk, uniting two best-in-class companies, both commercially and operationally. We are bringing together two highly complementary organizations and are confident that this accretive merger with Star Bulk will unlock significant value for Eagle shareholders, including the opportunity to participate in the long-term upside of the combined company.”

1 Based on the closing stock prices of Star Bulk and Eagle on December 8, 2023.

Strategic and Financial Benefits

●
A Leading, Diversified Fleet of Scrubber-Fitted Vessels with Greater Scale. The combined company will be the largest U.S. listed dry bulk shipping company with a combined fleet of 169 owned-vessels on a fully delivered basis, 97% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”), ranging from Newcastlemax/Capesize to Supramax/Ultramax vessels and a global market presence.

●
Best-in-Class Technology-Driven Operations and Management. Both companies employ fully integrated ship management operations across commercial and technical management, and Star Bulk will leverage Eagle’s expertise in the Supramax/Ultramax sector to improve upon utilization and performance.

●
Strong Financial Profile and Capital Return Framework: The combined company is expected to have combined liquidity[2] of nearly $420 million, as of September 30, 2023, and net leverage of approximately 37%[3]. Both companies expect to maintain their respective dividend policies until the transaction is completed. Following close, the combined company expects to maintain Star Bulk’s current dividend policy.

●
Significant Cost and Revenue Synergies. The transaction is expected to generate at least $50 million in annual cost and revenue synergies within 12-18 months following close through commercial operations integration and economies of scale, including reductions in general and administrative expenses.

●
More Attractive Investment Proposition: The combined company will have significantly increased pro forma market capitalization and expected trading liquidity in the dry bulk sector. With increased size and liquidity, the combined company expects to reduce its cost of capital.

Leadership, Governance and Headquarters

The combined company will be led by the current management team of Star Bulk and will be joined by certain senior executives of Eagle. Upon close, Mr. Pappas will serve as CEO of the combined company and Spyros Capralos, current Chairman of Star Bulk, will serve as Chairman of the combined company’s Board. One member of the Eagle Board will join the Star Bulk Board at closing.

The combined company will operate as Star Bulk Carriers Corp. and will be headquartered in Athens, Greece, while maintaining offices in Stamford, Connecticut; Singapore; Copenhagen; and Limassol.

2 Combined liquidity, which is a non-GAAP financial measure, is calculated by adding the amount of Star Bulk's and Eagle's cash and cash equivalents and undrawn revolver availability, in each case, as of September 30, 2023, as adjusted for cash expenditures by Star Bulk in connection with its repurchase of shares held by Oaktree, debt repayments, dividends, draw downs under bridge facilities and proceeds from vessel sales and equity raises, in each case, during the period between September 30, 2023 and December 8, 2023, as applicable.
3 Combined net leverage is calculated by dividing (a) the sum of Star Bulk's and Eagle's net debt by (b) the sum of Star Bulk's and Eagle's gross asset value.  Net debt, which is a non-GAAP financial measure, is calculated as debt less cash and cash equivalents, in each case, as of September 30, 2023.  Gross asset value, which is a non-GAAP financial measure, is fleet valuation as per VesselValues on October 29, 2023.

Timing and Approvals

The transaction is expected to close in the first half of 2024, subject to approval by Eagle shareholders, receipt of applicable regulatory approvals and satisfaction of other customary closing conditions.

Conference Call and Webcast

Star Bulk and Eagle will host a joint conference call and webcast today at 5:30 p.m. ET to discuss the transaction. The conference call can be accessed by dialing 800-225-9448 within the U.S. and 203-518-9708 for all non-U.S. locations. The confirmation code is 75612.

A live webcast of the conference call will be accessible here: https://event.on24.com/wcc/r/4436402/E60ACDC052D0D01D04A91F235C5D3125. The webcast link and associated presentation materials will be available on the investor relations section of each company’s website: https://www.starbulk.com/gr/en/ir-overview/ and https://ir.eagleships.com/.

Advisors

Cravath, Swaine & Moore LLP is serving as its legal counsel to Star Bulk. Houlihan Lokey is serving as financial advisor to Eagle and Akin Gump Strauss Hauer & Feld LLP is serving as legal counsel to Eagle and Hogan Lovells US LLP is serving as legal counsel to the Board of Directors of Eagle.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of December 8, 2023 and as adjusted for the delivery of a) one agreed to be sold vessels to their new owner and b) the two firm Kamsarmax vessels currently under construction, Star Bulk operates a fleet of 117 vessels, with an aggregate capacity of 13.2 million dwt, consisting of 17 Newcastlemax, 20 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 19 Ultramax and 9 Supramax vessels with carrying capacities between 53,489 dwt and 209,529 dwt.

In addition, as of the date of this release, Star Bulk has entered into long-term charter-in arrangements with respect to four Kamsarmax newbuildings and two Ultramax newbuildings which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years. In addition, in November 2021 Star Bulk took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028.

About Eagle Bulk Shipping Inc.

Eagle is a U.S.-based, fully integrated shipowner-operator, providing global transportation solutions to a diverse group of customers including miners, producers, traders and end users. Headquartered in Stamford, Connecticut, with offices in Singapore and Copenhagen, Eagle focuses exclusively on the versatile midsize dry bulk vessel segment and owns one of the largest fleets of Supramax/Ultramax vessels in the world. Eagle performs all management services in-house (strategic, commercial, operational, technical, and administrative) and employs an active management approach to fleet trading with the objective of optimizing revenue performance and maximizing earnings on a risk-managed basis. For further information, please visit Eagle’s website: www.eagleships.com.

Important Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed transaction between Star Bulk and Eagle. In connection with the proposed transaction, Star Bulk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Eagle that also constitutes a prospectus of Star Bulk. Star Bulk and Eagle may also file other documents with the SEC regarding the proposed transaction. This press release is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle may file with the SEC. Investors and security holders of Star Bulk and Eagle are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle, the transaction and related matters. Investors will be able to obtain free copies of the proxy statement/prospectus and Form F-4 (when available) and other documents filed with the SEC by Star Bulk and Eagle through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk will be made available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle will be made available free of charge on Eagle’s investor relations website at https://ir.eagleships.com.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Bulk, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle securities in connection with the proposed transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form F-4 and proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by Star Bulk and Eagle. Information regarding Star Bulk’s directors and executive officers is available in Part I. Item 6. Directors, Senior Management and Employees of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023. Information regarding Eagle’s directors and executive officers is available in the sections entitled Corporate Governance—The Board of Directors and “Executive Officers” of Eagle’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents will be available free of charge from the sources indicated above.

Use of Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures as defined under SEC rules. These non-GAAP financial measures include and reflect managements' current expectations and beliefs regarding the potential benefits of the proposed transaction. Star Bulk and Eagle believe that the presentation of these non-GAAP measures provides information that is useful to Star Bulk's and Eagle's shareholders. These non-GAAP measures should be considered in addition to, not as a substitute for, or superior to other measures of financial performance prepared in accordance with GAAP as more fully discussed in Star Bulk's and Eagle's respective financial statements and filings with the SEC. As used herein, “GAAP” refers to accounting principles generally accepted in the United States of America.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Star Bulk and Eagle have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates.  Forward-looking statements in this press release include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Star Bulk’s, Eagle’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the proposed transaction.  Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the proposed transaction; uncertainties as to the approval of Eagle’s shareholders required in connection with the proposed transaction; uncertainties as to the approval and authorization by Eagle’s shareholders of the issuance of common stock of Eagle in connection with Eagle’s convertible notes; the possibility that a competing proposal will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the proposed transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks related to the proposed transaction diverting management’s attention from Star Bulk’s and Eagle’s ongoing business operations; the possibility that the expected synergies and value creation from the proposed transaction will not be realized, or will not be realized within the expected time period; risks related to Star Bulk’s ability to successfully integrate Eagle’s operations and employees; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between Star Bulk and Eagle is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the proposed transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Star Bulk’s and Eagle’s filings with the SEC, including in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, “Part I. Item 1A. Risk Factors” of Eagle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by the risks described in Part II. Item 1A. Risk Factors” of Eagle’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, and Star Bulk’s subsequent current reports on Form 6-K. You can obtain copies of these documents free of charge from the sources indicated above. Neither Star Bulk nor Eagle undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.

Contacts

Star Bulk

Investor Relations
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com

Jim Golden / Tali Epstein / Jack Kelleher
Collected Strategies
StarBulk-CS@collectedstrategies.com

Eagle

Constantine Tsoutsoplides
Chief Financial Officer
Eagle Bulk Shipping Inc.
Tel. +1 203-276-8100
Email: investor@eagleships.com